SOL Strategies August Monthly Business Update

Toronto, Ontario--(Newsfile Corp. - September 3, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRD) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today issued a comprehensive corporate update for the month of August.

August 2025 Corporate Highlights:

  Surpassed CAD $1 Billion in Assets Under Delegation: On August 25, 2025, SOL Strategies announced that it had surpassed CAD $1 billion in SOL delegated to its validators, representing a major milestone with 3,617,211 SOL under delegation.
  Record High Unique Wallets: The Company achieved an all-time high of 8,812 unique wallets staking to its validators by month-end, reflecting growing trust and engagement from both retail and institutional delegators in the Solana ecosystem.
  Solana Mobile Partnership Expansion: The Company's white-label validator services continued to gain traction with Solana Mobile's Seeker device launch. In less than 30-days post-launch, the Solana Mobile validator already attracted over 3,233 unique wallets, representing exceptional early adoption considering most devices had not yet been shipped to the 150,000+ pre-order customers.
  Technical Innovation and Network Contribution: The Company continued its commitment to Solana ecosystem development by advancing open-source validator failover technology and supporting upcoming network improvements including SIMD-326 (Alpenglow consensus algorithm) and BAM (Block Auction Marketplace), where SOL Strategies serves as an initial launch partner.

*Source: Dune dashboard, https://dune.com/sol_strategies/sol-strategies. Data reflects internal reporting of validator performance metrics for the period ending August 31, 2025. Figures are unaudited and subject to revision.

Treasury and Validator Operations Update (as of August 31, 2025):

  SOL Holdings: 402,623 SOL (CAD $111.7 million)
  JitoSOL Staked Holdings: 26,440 JitoSOL (CAD $9 million)
  Combined SOL Holdings: 435,064 SOL (CAD $120.8 million)
  Assets Under Delegation (AUD): 3,621,186 SOL
  Unique Wallets Served: 8,812
  Validator uptime spotlight: 100% uptime on Laine for over 18 months
  Peak APY delivered: 7.38% (Orangefin); Network average: 7.11%

*All CAD equivalents are based on a SOL/CAD exchange rate of 1 SOL = CAD $277.65, as published on Kraken (https://www.kraken.com/convert/sol/cad) as of September 2, 2025 at 1:20 p.m. Eastern Time.

* JitoSOL CAD equivalent is based on a JitoSOL/CAD exchange rate of 1 JitoSOL = CAD $342.32 as published on (https://www.coingecko.com/en/coins/jito-staked-sol/cad) as of September 2, 2025 at 1:20 p.m. Eastern Time.

*Additional data and validator performance metrics are available via the affiliated SOL Strategies dashboard on Dune Analytics: https://dune.com/sol_strategies/sol-strategies. Figures are based on internally maintained and affiliated data sources and are subject to change.

Leah Wald, CEO of SOL Strategies, stated:

"Crossing CAD $1 billion in assets under delegation this August represents the kind of growth that validates everything we've been building. With over 8,000 unique wallets now staking with us we're seeing real momentum across every part of our business. Our perfect uptime record and partnerships with institutional leaders like ARK Invest and Solana Mobile demonstrate that when you execute consistently, the market responds. We're building something significant here, and we believe these results show we're on the right trajectory as we prepare for NASDAQ."

Q3 2025 Earnings

SOL Strategies released its financial results for the third quarter ending June 30, 2025, on Tuesday, August 26, 2025. The Company hosted a webcast later the same day to review its financial performance and strategic progress. A replay is available at https://solstrategies.io/investors.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRD) is a Canadian company actively investing in, supporting, and providing infrastructure for the Solana blockchain ecosystem that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact:

John Ragozzino, CFA

solstrategies@icrinc.com

203.682.8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"). All statements other than statements of historical fact may be forward-looking information. More particularly and without limitation, this news release contains forward-looking information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking information is based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking information if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking information.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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